Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth & Arch Streets Philadelphia, PA 19103 troutman.com

John P. Falco

Direct: 215.981.4659

Mobile: 267.408.2036

john.falco@troutman.com

October 20, 2020

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: David L. Orlic, Senior Counsel

Re:	FundVantage Trust (the “Trust”) File Nos. 333-141120 and 811-22027

Dear Mr. Orlic:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) to the Trust’s Post-Effective Amendment No. 231 to the Trust’s registration statement on Form N-1A filed with the Commission on May 13, 2020 (the “Amendment”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) to register the Madison Avenue Financial Solutions Government Money Market Fund (the “Fund”) as a new series of the Trust under the Investment Company Act of 1940, as amended (the “1940 Act”), and to register the Fund’s shares under the Securities Act.

The Staff provided their oral comments on June 29, 2020 via telephone. We have organized this letter by setting forth the Staff’s Comments in italicized text followed by the Trust’s responses in bold. Capitalized terms used below and not otherwise defined herein have the meanings assigned to them in the Amendment.

* * *

1.	On page 3 of the Prospectus, please delete the reference to Acquired Fund Fees and Expenses in the fee table if the fund will not invest in other investment companies.

Response: The Prospectus will be revised to reflect the Staff’s comment.

2.	On page 3 of the Prospectus, please update footnote 1 to the fee table to state that Other Expenses are based on estimated amounts for the current fiscal year.

Response: The revised Prospectus reflects the Staff’s comment.

Division of Investment Management U.S. Securities and Exchange Commission October 20, 2020 Page 2

3.	On page 3 of the Prospectus, in the paragraph immediately following the footnotes to the fee table, please confirm that the Adviser will not recoup any amounts waived under the Voluntary Waiver.

Response: The Prospectus will be revised to reflect the Staff’s comment.

4.	On page 3 of the Prospectus, please remove the reference to contractual fee waivers in the expense example.

Response: The Prospectus will be revised to reflect the Staff’s comment.

5.	On page 4 of the Prospectus, in the description of the Fund’s principal investment strategies, please clarify that repurchase agreements are collateralized solely by government securities or by cash.

Response: The Prospectus will be revised to reflect the Staff’s comment.

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We trust that this response addresses the Staff’s comments. If you have any further questions, please contact the undersigned at 215.981.4659 or, in his absence, John M. Ford, Esq. at 215.981.4009.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Mr. Joel Weiss, President of FundVantage Trust Mr. Richard Keyes, Treasurer of FundVantage Trust John M. Ford, Esq.